



Filed pursuant to Rule 497(a)
File No. 333-218611
Rule 482ad

EAGLE POINT CREDIT COMPANY

EAGLE POINT CREDIT COMPANY

INVESTOR PRESENTATION

MARCH 31, 2018

IMPORTANT INFORMATION



This report and the information and views included herein do not constitute investment advice, or a recommendation or an offer to enter into any transaction with Eagle Point Credit Company Inc. (the "Company") or any of its affiliates. This report is provided for informational purposes only, does not constitute an offer to sell securities of the Company or a solicitation of an offer to purchase any such securities. From time to time, the Company may have a registration statement relating to one or more of its securities on file with the Securities and Exchange Commission ("SEC"). Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective.

The information and its contents are the property of Eagle Point Credit Management LLC and/or the Company. Any unauthorized dissemination, copying or use of this presentation is strictly prohibited and may be in violation of law. This presentation is being provided for informational purposes only.

Investors should read the Company's prospectus and SEC filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. Investors should also consider the Company's investment objectives, risks, charges and expenses carefully before investing in securities of the Company. The Company's prospectus and other SEC filings contain this and other important information about the Company. There is no guarantee that any of the goals, targets or objectives described in this report will be achieved. An investment in the Company is not appropriate for all investors. The investment program of the Company is speculative, entails substantial risk and includes investment techniques not employed by traditional mutual funds. An investment in the Company is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value, which may increase investors' risk of loss. **Past performance is not indicative of, or a guarantee of, future performance**. The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein.

Neither Eagle Point Credit Management LLC nor the Company provides legal, accounting or tax advice. Any statement regarding such matters is explanatory and may not be relied upon as definitive advice. Investors should consult with their legal, accounting and tax advisers regarding any potential investment. The information presented herein is as of the dates noted herein and is derived from financial and other information of the Company, and, in certain cases, from third party sources and reports (including reports of third party custodians, CLO collateral managers and trustees) that have not been independently verified by the Company. As noted herein, certain of this information is estimated and unaudited, and therefore subject to change. We do not represent that such information is accurate or complete, and it should not be relied upon as such. This report does not purport to be complete and no obligation to update or revise any information herein is being assumed.

Information contained on our website is not incorporated by reference into this investor report and you should not consider information contained on our website to be part of this report or any other report we file with the SEC.

ABOUT EAGLE POINT CREDIT COMPANY

The Company is a publicly-traded, non-diversified, closed-end management investment company. The Company's investment objectives are to generate high current income and capital appreciation primarily through investment in equity and junior debt tranches of CLOs. The Company is externally managed and advised by Eagle Point Credit Management LLC.

FORWARD-LOOKING STATEMENTS

These materials may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this report may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Company's other filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this report.

KEY FINANCIAL AND PORTFOLIO STATISTICS [1]



(Dollar amounts are per share of common stock)	Q1 2018 (Unaudited)	Q4 2017	Q3 2017 (Unaudited)	Q2 2017 (Unaudited)	Q1 2017 (Unaudited)
U.S. GAAP Net Investment Income ("NII") before Excise Tax [2]	$0.41	$0.43	$0.43	$0.48	$0.52
U.S. GAAP Realized Gain/(Loss) [2]	0.09	0.06	0.00	$0.05	$0.08
Total U.S.GAAP NII and Realized Gain/(Loss) before Excise Tax [2]	$0.50	$0.49	$0.43	$0.53	$0.60
Excise Tax [2]	$0.00	$0.00	$0.02	$0.00	$0.00
Total U.S.GAAP NII and Realized Gain/(Loss) [2]	$0.50	$0.49	$0.45	$0.53	$0.60
Portfolio Cash Distributions Received [2] [3]	$1.10	$1.83	$1.44	$1.75	$1.75
Common Share Distributions Paid [4]	$0.60	$0.60	$0.60	$0.60	$0.40 [5]
Special Common Share Distributions Paid	$0.00	$0.00	$0.45	$0.00	$0.00
Total Common Share Distributions Paid	$0.60	$0.60	$1.05	$0.60	$0.40
Common Share Market Price (period end)	$18.14	$18.81	$20.69	$20.68	$20.85
Net Asset Value (period end)	$16.65	$16.77	$16.67	$17.53	$17.13
$ Premium / (Discount)	$1.49	$2.04	$4.02	$3.15	$3.72
% Premium / (Discount)	8.9%	12.2%	24.1%	18.0%	21.7%
(Figures below are in millions, except shares outstanding)					
Assets					
CLO Equity	$458.01	$447.27	$439.40	$410.24	$380.04
CLO Debt	$20.04	$7.27	$9.91	$12.84	$6.87
Loan Accumulation Facilities	$36.27	$25.37	$20.66	$23.55	$14.74
Cash	$19.69	$14.05	$14.44	$6.34	$15.81
Receivables and Other Assets	$33.60	$19.01	$15.56	$16.68	$19.14
Liabilities					
Notes (Net of Deferred Issuance Costs)	($88.77)	($88.61)	($88.52)	($58.00)	($57.88)
Preferred Stock (Net of Deferred Issuance Costs)	($88.47)	($88.36)	($88.25)	($87.44)	($87.34)
Payables and Other Liabilities	($35.16)	($20.74)	($15.28)	($7.09)	($8.86)
Net Assets	$355.21	$315.26	$307.91	$317.14	$282.52
Weighted Avg of Common Shares for the period	20,576,316	18,579,281	18,230,437	17,627,347	16,475,041
Common Shares Outstanding at end of period	21,337,284	18,798,815	18,474,034	18,090,708	16,489,431

(1) Certain of the information contained herein is unaudited. The information shown above is derived from the Company's 2017 Annual Report, 2017 Semi-Annual Report, interim quarterly unaudited financial statements and/or other related financial information.

(2) Per share amount is based on a daily weighted average of shares of common stock outstanding for the period.

(3) Cash distributions include funds received from CLOs called (which funds include a return of the Company's remaining invested capital in the applicable CLOs).

(4) To date, a portion of certain such distributions has been estimated to be a return of capital as noted in the Company's Section 19 notices available on its website (www.eaglepointcreditcompany.com). A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income."

(5) In February 2017, the Company announced its intention to make distributions on its common stock on a monthly basis rather than a quarterly basis. The change in the distributions paid per share of common stock from $0.60 in the prior quarter to $0.40 in Q1 2017 was a result of the conversion to a monthly distribution frequency during the period.

PORTFOLIO CASH FLOW COMPONENTS [1]



	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
Portfolio Cash Distributions Received From:					
CLO Equity Making First Equity Distribution	$3.84	$0.00	$1.29	$10.81	$0.11
All Other CLO Equity	$18.72	$33.15	$23.88	$19.56	$27.78
CLO Debt	$0.07	$0.16	$0.24	$0.12	$0.17
Loan Accumulation Facilities	$0.04	$0.65	$0.90	$0.31	$0.82
Other Cash Flow	$0.00	$0.00	$0.00	$0.00	$0.00
Total	$22.67	$33.96	$26.31	$30.80	$28.88
Portfolio Cash Distributions Received Per Share [2][3]	$1.10	$1.83	$1.44	$1.75	$1.75
Weighted Avg Common Shares Outstanding for the period	20,576,316	18,579,281	18,230,437	17,627,347	16,475,041
Common Shares Outstanding at end of period	21,337,284	18,798,815	18,474,034	18,090,708	16,489,431

(1) The portfolio level data contained herein is unaudited and derived from the Company's 2017 Annual Report, 2017 Semi-Annual Report, interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Dollar amounts in millions except for per share amounts.
(2) Per share amount is based on a daily weighted average of shares of common stock outstanding for the period.
(3) Cash distributions include funds received from CLOs called during the quarter (which funds include a full return of the Company's remaining invested capital in the applicable CLOs).

PORTFOLIO INFORMATION(1)



CLO Equity Holdings (as of March 31, 2018) (2)	Vintage	Refi/Reset/Call	End of Non-Call Period	End of Reinvestment Period	CLO Maturity Date	Income Accrued During Q1 2018	Income Accrued During Q4 2017	Cash Received During Q1 2018	Q1 Cash Received as % of Prior Qtr Accrual	CCC+/Caa1 or Lower	Junior OC Cushion	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
Equity # 1	2014	RF Q1-17	Jan-17	Jan-19	2026	$242	$259	$512	197%	5.67%	2.06%	3.35%	2,857	70
Equity # 3	2013	RF Q1-17 / Called Q2-18	Jan-16	Jan-18	2025	$258	$299	$404	135%	5.00%	3.90%	3.26%	2,632	66
Equity # 5	2013	RS Q4-17	Oct-19	Oct-22	2030	$395	$432	$55	13%	5.23%	4.56%	3.39%	2,835	85
Equity # 6	2014	RF Q2-17	Oct-16	Oct-18	2025	$301	$316	$530	168%	9.19%	2.01%	4.14%	2,904	69
Equity # 7	2012	RS Q2-17	Jul-19	Jul-22	2029	$261	$266	$296	111%	3.40%	4.54%	3.47%	2,626	83
Equity # 8	2013	RF Q2-17/RS Q1-18	Jul-19	Jan-23	2031	$112	$0	$310	NM	5.77%	5.16%	3.45%	2,721	76
Equity # 9	2013	Called Q3-17	Oct-15	Oct-17	2025	$0	$0	$85	NM	N/A	N/A	N/A	N/A	N/A
Equity # 10	2014	RF Q3-17	Oct-16	Oct-18	2026	$218	$230	$392	171%	5.79%	3.27%	3.32%	2,838	91
Equity # 11	2013	RS Q4-17	Oct-19	Oct-22	2030	$323	$490	$271	55%	5.57%	3.72%	3.57%	2,801	71
Equity # 12	2015	RF Q2-17	Oct-16	Jan-19	2027	$437	$429	$579	135%	2.98%	5.23%	3.73%	2,723	67
Equity # 13	2014	RF Q3-17	Jul-16	Jul-18	2026	$0	$0	$87	NM	4.34%	0.98%	3.44%	2,893	72
Equity # 14	2014	RF Q1-17	Jan-17	Jan-19	2026	$74	$79	$148	186%	5.67%	2.06%	3.35%	2,857	70
Equity # 15	2014	RF Q1-17	Oct-16	Oct-18	2026	$50	$53	$127	242%	6.66%	3.29%	3.43%	2,691	82
Equity # 16	2013	Called Q2-17	Apr-15	Apr-17	2025	$0	$0	$2	NM	N/A	N/A	N/A	N/A	N/A
Equity # 17	2014	RF Q3-17	Oct-16	Oct-18	2025	$100	$107	$227	213%	9.08%	0.83%	3.86%	2,747	74
Equity # 18	2013	RF Q2-17	Oct-15	Oct-17	2025	$20	$21	$124	586%	3.18%	3.97%	3.06%	2,766	54
Equity # 19	2013	RS Q4-17	Oct-19	Oct-22	2030	$73	$63	$186	296%	7.57%	3.10%	3.19%	2,828	66
Equity # 20	2014	RF Q2-17	Oct-16	Oct-18	2026	$11	$12	$131	1118%	6.85%	2.73%	3.23%	2,768	78
Equity # 21	2012	RS Q2-17	Jul-19	Jul-22	2029	$73	$119	$59	50%	3.40%	4.54%	3.47%	2,626	83
Equity # 22	2015	RF Q1-17	Nov-16	Nov-18	2025	$154	$201	$225	112%	5.00%	1.59%	3.36%	2,760	76
Equity # 24	2014	RF Q2-17	May-16	May-18	2025	$84	$91	$137	151%	12.01%	0.96%	4.18%	2,914	69
Equity # 25	2014	RF Q1-17	Apr-16	Apr-18	2026	$0	$0	$83	NM	4.30%	2.22%	3.38%	2,432	75
Equity # 26	2014	RF Q2-17	Aug-16	Aug-18	2026	$0	$0	$60	NM	5.53%	1.42%	3.30%	2,591	80
Equity # 27	2014	RF Q3-17	Jul-16	Jul-18	2026	$217	$344	$332	96%	6.40%	2.66%	3.39%	2,710	80
Equity # 28	2014	RF Q2-17	Apr-16	Apr-18	2026	$2	$15	$59	394%	6.28%	1.88%	3.30%	2,779	83
Equity # 29	2014	RF Q2-17 / RS Q1-18	Apr-16	Jan-23	2031	$368	$418	$453	108%	5.85%	5.03%	3.39%	2,677	83
Equity # 30	2015		Dec-16	Jul-19	2027	$865	$905	$1,059	117%	5.90%	5.92%	4.21%	3,004	75
Equity # 31	2014	Called Q4-17	Apr-16	Apr-18	2026	$0	$47	$949	NM	N/A	N/A	N/A	N/A	N/A
Equity # 32	2015		Nov-16	Jul-19	2027	$472	$496	$581	117%	7.94%	4.94%	4.18%	2,866	87
Equity # 33	2015	RS Q1-18	Mar-19	Apr-21	2029	$320	$232	$386	166%	2.43%	5.12%	3.45%	2,781	83
Equity # 34	2015		Jul-17	Jul-20	2027	$476	$495	$650	131%	10.16%	4.69%	4.19%	2,917	74
Equity # 35	2015		Jul-17	Jul-20	2028	$321	$333	$486	146%	6.47%	3.81%	3.62%	2,927	71
Equity # 36	2016		Apr-18	Oct-20	2027	$277	$286	$296	103%	1.81%	4.04%	3.56%	2,627	81
Equity # 37	2013	RS Q4-16	Oct-18	Oct-20	2028	$153	$167	$209	126%	7.53%	3.21%	3.70%	3,004	66
Equity # 38	2014	RF Q1-17	Oct-16	Oct-18	2025	$292	$300	$235	78%	6.51%	3.75%	3.59%	2,999	75
Equity # 39	2013	RS Q2-17	May-19	May-22	2047	$258	$266	$282	106%	6.04%	5.20%	3.58%	3,024	71
Equity # 43	2013	RF Q1-17	Jan-16	Jan-18	2026	$82	$87	$121	139%	8.55%	2.22%	3.23%	2,744	71
Equity # 45	2014	RF Q1-17	Apr-16	Apr-18	2026	$304	$319	$350	110%	7.83%	3.85%	3.60%	2,766	73
Equity # 46	2016		Jul-18	Jul-20	2028	$364	$376	$327	87%	3.76%	5.27%	3.59%	2,666	80
Equity # 47	2016		Jul-18	Jan-21	2027	$247	$256	$309	121%	1.16%	4.02%	3.50%	2,532	76
Equity # 48	2016		Apr-19	Apr-21	2028	$87	$100	$76	76%	4.00%	5.13%	3.40%	2,857	84
Equity # 50	2012	RF Q3-16 / Called Q1-17	Aug-14	Aug-16	2024	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A

(1) The portfolio level data contained herein is unaudited and derived from the Company's 2017 Annual Report, interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt and loan accumulation facilities. Dollar amounts in thousands.

(2) Numbers skipped reflects prior positions sold; numbers are consistent with prior quarter.

PORTFOLIO INFORMATION[1] (CONT.)



CLO Equity Holdings (as of March 31, 2018)[2]	Vintage	Refi/Reset/Call	End of Non-Call Period	End of Reinvestment Period	CLO Maturity Date	Income Accrued During Q1 2018	Income Accrued During Q4 2017	Cash Received During Q1 2018	Q1 Cash Received as % of Prior Qtr Accrual	CCC+/Caa1 or Lower	Junior OC Cushion	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
Equity # 51	2012	Called Q1-17	Jul-17	Jul-20	2022	$0	$0	$159	NM	N/A	N/A	N/A	N/A	N/A
Equity # 52	2016		Jul-18	Jul-21	2029	$78	$81	$87	108%	3.10%	3.98%	3.65%	2,751	69
Equity # 53	2016		Oct-18	Oct-20	2028	$190	$197	$242	123%	6.82%	4.84%	4.12%	2,822	86
Equity # 54	2014	RS Q1-18	Jan-20	Jan-23	2031	$44	$33	$42	126%	6.53%	4.80%	3.55%	2,751	79
Equity # 55	2016		Jan-19	Sep-21	2028	$864	$952	$1,147	120%	2.35%	4.33%	3.47%	2,728	76
Equity # 56	2016		Jul-19	Jan-22	2029	$760	$767	$813	106%	0.46%	4.87%	3.49%	2,704	72
Equity # 57	2016		Jul-19	Jan-22	2029	$451	$498	$550	110%	3.69%	5.05%	3.47%	2,921	82
Equity # 58	2016		Jan-19	Jan-21	2029	$317	$370	$578	156%	1.24%	4.50%	3.47%	2,672	74
Equity # 63	2014	RF Q1-17	Apr-16	Apr-18	2026	$20	$22	$55	256%	6.39%	2.14%	3.37%	2,912	72
Equity # 65	2017		Apr-19	Apr-21	2029	$466	$620	$649	105%	1.00%	5.11%	3.60%	2,737	79
Equity # 66	2014	RF Q2-17	Oct-16	Oct-18	2025	$116	$131	$229	175%	5.35%	4.39%	3.60%	2,950	71
Equity # 67	2017		Jul-19	Jul-21	2029	$357	$315	$630	200%	6.61%	4.29%	4.12%	2,824	91
Equity # 68	2017		Apr-19	Apr-22	2029	$645	$699	$739	106%	3.59%	5.01%	3.41%	2,942	84
Equity # 69	2014	RF Q1-17	May-16	May-18	2026	$52	$56	$66	118%	8.67%	1.73%	3.19%	2,737	73
Equity # 70	2016		Jul-19	Jul-21	2029	$138	$144	$166	115%	3.89%	6.18%	3.81%	2,670	73
Equity # 71	2014	RF Q1-17	Oct-16	Oct-18	2026	$34	$35	$42	119%	5.98%	2.52%	3.37%	2,799	76
Equity # 72	2017		Aug-19	Aug-21	2037	$409	$431	$1,240	287%	2.13%	5.16%	3.90%	2,777	71
Equity # 73	2015	RS Q2-17	May-19	May-21	2029	$246	$256	$281	110%	4.46%	5.04%	3.75%	2,745	74
Equity # 74	2017		Nov-19	Nov-21	2029	$79	$79	$366	463%	4.54%	4.47%	3.87%	2,871	71
Equity # 76	2017		Oct-19	Oct-22	2030	$243	$240	$518	216%	0.27%	5.02%	3.53%	2,881	69
Equity # 75	2017		Oct-19	Oct-22	2030	$607	$598	$1,208	202%	1.19%	5.14%	3.56%	2,756	78
Equity # 77	2014	RF Q1-17	Nov-16	Nov-18	2026	$25	$25	$24	94%	6.59%	2.52%	3.75%	2,749	74
Equity # 78	2017		Nov-19	Apr-22	2030	$223	$174	$509	292%	3.87%	4.96%	4.17%	2,807	81
Equity # 79 [3]	2017		Jan-20	Jan-23	2030	$283	$95	$0	NM	1.30%	5.17%	3.56%	2,805	77
Equity # 81 [3]	2017		Jan-20	Jan-23	2031	$140	$37	$0	NM	2.34%	5.07%	3.59%	2,719	94
Equity # 80 [3]	2018		Jan-20	Jan-23	2031	$326	$0	$0	NM	1.82%	5.03%	3.25%	2,715	94
Equity # 82 [3]	2017		Jan-20	Jan-22	2032	$50	$6	$0	NM	N/A	N/A	N/A	N/A	N/A
Equity # 83 [3]	2018		Apr-20	Apr-23	2031	$13	$0	$0	NM	N/A	5.18%	3.40%	N/A	N/A
Equity # 84 [3]	2018		Apr-20	Apr-23	2031	$23	$0	$0	NM	N/A	4.15%	3.80%	N/A	N/A
Equity # 85 [3]	2018		Apr-20	Apr-23	2031	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A
Equity # 86 [3]	2018		Apr-20	Apr-23	2048	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A
Total/Weighted Avg						$15,488	$15,775	$22,531	143%	4.47%	4.20%	3.57%	2,788	77
Positions no longer held as of March 31, 2018						$72	$68							
Total including positions no longer held as of March 31, 2018						$15,561	$15,842	$22,531	142%					

(1) The portfolio level data contained herein is unaudited and derived from the Company's 2017 Annual Report, interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt and loan accumulation facilities. Dollar amounts in thousands.

(2) Numbers skipped reflects prior positions sold; numbers are consistent with prior quarter.

(3) As of March 31, 2018, the CLO either has not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.



PORTFOLIO INFORMATION[1] (CONT.)

EAGLE POINT CREDIT COMPANY

The following table represents changes made to effective yields from the prior quarter end (as of March 31, 2018):

CLO Equity Holdings (as of March 31, 2018)	Effective Yield as of December 31, 2017 [1]	Effective Yield as of March 31, 2018 [1]	Change in Effective Yield
ALM VIII Preferred Shares	11.13%	11.13%	0.00%
Ares XLI Sub Notes	11.82%	11.82%	0.00%
Ares XLIII Sub Notes	15.47%	15.47%	0.00%
Ares XXXIX Sub Notes	14.21%	11.13%	-3.08%
Atrium IX Sub Notes	20.70%	20.42%	-0.29%
Atrium XI Sub Notes	10.84%	10.84%	0.00%
Avery Point V Income Notes	0.00%	0.00%	0.00%
Babson 2013-II Sub Notes	15.74%	15.74%	0.00%
Bain 2016-2 Sub Notes	9.54%	9.54%	0.00%
Barings 2016-III Sub Notes	11.90%	12.16%	0.26%
Barings 2018-I Inc Notes [2]	N/A	18.17%	New
Birchwood Park Sub Notes	18.49%	18.49%	0.00%
BlueMountain 2013-2 Sub Notes	9.18%	9.18%	0.00%
Bowman Park Sub Notes	15.75%	7.35%	-8.40%
Brigade Battalion IX Sub Notes	9.29%	9.29%	0.00%
Bristol Park Sub Notes	11.58%	11.58%	0.00%
Carlyle GMS 2014-5 Sub Notes	27.77%	27.77%	0.00%
Carlyle GMS 2017-4 Income Notes	16.53%	16.53%	0.00%
CIFC Funding 2013-II Income Notes	21.30%	20.66%	-0.64%
CIFC Funding 2014 Income Notes	23.66%	17.46%	-6.20%
CIFC Funding 2014-III Income Notes	16.83%	10.10%	-6.73%
CIFC Funding 2014-IV Income Notes	4.84%	4.84%	0.00%
CIFC Funding 2015-III Sub Notes	11.44%	19.89%	8.46%
Cutwater 2015-I Sub Notes	26.88%	26.88%	0.00%
DeAM Flagship VIII Income Notes	8.95%	8.95%	0.00%
DeAM Flagship VIII Sub Notes	8.95%	8.95%	0.00%
GSO Dewolf Park Income Note	14.46%	14.46%	0.00%
GSO Greenwood Park Sub Note [2]	N/A	15.75%	New
HarbourView VII Sub Notes	19.13%	19.13%	0.00%
HLA 2014-3 Sub Notes	13.02%	13.02%	0.00%
KVK 2013-2 Sub Notes	20.13%	20.13%	0.00%
KVK 2014-1 Sub Notes	22.39%	22.39%	0.00%
Madison Park XXI Sub Notes	13.66%	13.66%	0.00%
Marathon VI Sub Notes	26.23%	26.23%	0.00%
Marathon VII Sub Notes	19.86%	19.86%	0.00%
Marathon VIII Sub Notes	19.46%	19.46%	0.00%
Marathon X Sub Notes	13.48%	13.48%	0.00%
Marathon XI Sub Notes [2]	N/A	20.04%	New
MJX Venture XXX Sub Notes	16.87%	16.87%	0.00%
Napier Park Regatta III Sub Notes	4.47%	0.00%	-4.47%

CLO Equity Holdings (as of March 31, 2018)	Effective Yield as of December 31, 2017 [1]	Effective Yield as of March 31, 2018 [1]	Change in Effective Yield
Octagon 26 Sub Notes	11.34%	11.34%	0.00%
Octagon 27 Sub Notes	11.19%	11.19%	0.00%
Octagon XIV Income Notes	10.30%	10.30%	0.00%
Octagon XIV Sub Notes	10.30%	10.30%	0.00%
Octagon XIX Sub Notes	0.00%	0.00%	0.00%
Octagon XVII Sub Notes	0.00%	9.71%	9.71%
Octagon XX Sub Notes	0.00%	0.00%	0.00%
OFSI BSL VIII Income Note	18.47%	18.55%	0.08%
OHA Credit Partners IX Sub Notes	1.75%	1.75%	0.00%
PineBridge Galaxy XVIII Class A Sub Notes	1.69%	1.69%	0.00%
Pinnacle Park Sub Notes	8.31%	8.31%	0.00%
Prudential Dryden 53 Income Notes	16.76%	16.76%	0.00%
Prudential Dryden 56 Euro CLO	10.65%	10.65%	0.00%
Steele Creek CLO 2015-1 Sub Notes	17.96%	17.96%	0.00%
Steele Creek CLO 2018-1 Sub Notes [2]	N/A	18.18%	New
THL Credit Wind River 2013-2 Income Notes	18.03%	16.63%	-1.40%
THL Credit Wind River 2014-1 Sub Notes	21.31%	21.31%	0.00%
THL Credit Wind River 2014-2 Income Notes	10.27%	14.63%	4.36%
THL Credit Wind River 2014-3 Sub Notes	19.45%	21.43%	1.98%
THL Credit Wind River 2016-1 Sub Notes	14.12%	14.12%	0.00%
THL Credit Wind River 2017-1 Sub Notes	20.03%	14.62%	-5.42%
THL Credit Wind River 2017-3 Income Note	15.56%	15.56%	0.00%
Vibrant CLO V Sub Notes	16.90%	16.90%	0.00%
Voya 2014-4 Sub Notes	13.28%	13.28%	0.00%
Zais 3 Sub Notes	31.58%	31.58%	0.00%
Zais 5 Sub Notes	20.00%	20.00%	0.00%
Zais 6 Sub Notes	18.04%	22.25%	4.21%
Weighted Avg	**14.56%**	**14.64%**	
Called CLO Equity Holdings [3]			
Apidos XIV Sub Notes	0.00%	0.00%	0.00%
Crescent Atlas Senior Loan Fund Sub Notes	0.00%	0.00%	0.00%
Madison Park VIII Sub Notes	0.00%	0.00%	0.00%
Sheridan Square Sub Notes	0.00%	0.00%	0.00%
GoldenTree VIII Sub Notes	0.00%	0.00%	0.00%
Weighted Avg	**14.44% [4]**	**14.54% [5]**	

(1) Source: Consolidated Schedule of Investments of the Company's December 31, 2017 audited financial statements and March 31, 2018 unaudited financial statements.
(2) Not held as of December 31, 2017.
(3) These CLOs were called and final equity payments were pending as of the last day of the quarter.
(4) Weighted average effective yield of CLO Equity investments held as of December 31, 2017 (inclusive of securities sold during Q1 2018 and not reflected in this schedule) is 14.42%.
(5) Weighted average effective yield of CLO Equity investments excluding securities purchased or sold during Q1 2018 is 14.34%.



Current Loan Accumulation Facility Holdings (as of March 31, 2018)	Capital Invested	Income Accrued During Q1 2018	Cash Received During Q1 2018	Realized Gain/(Loss)
LAF #1	$2.86	$0.06	$0.00	$0.00
LAF #2	$6.04	$0.14	$0.00	$0.01
LAF #3	$12.39	$0.28	$0.04	$0.00
LAF #4	$11.84	$0.17	$0.00	$0.01
LAF #5	$1.57	$0.00	$0.00	$0.00
LAF #6	$1.55	$0.00	$0.00	$0.00
Sub Total	$36.25	$0.64	$0.04	$0.02
Prior Loan Accumulation Facilities [2]				
LAF #7	$16.20	$0.51	$0.00	$0.01
Sub Total	$16.20	$0.51	$0.00	$0.01
Total Loan Accumulation Facilities		$1.14	$0.04	$0.03

Reconciliation to U.S. GAAP Audited Financial Statements (as of March 31, 2018)	Income Accrued During Q1 2018
CLO Equity	$15.56
CLO Debt	$0.31
Loan Accumulation Facilities	$1.14
Total	$17.01

CLO Debt Holdings (as of March 31, 2018)	Capital Invested	Income Accrued During Q1 2018	Cash Received During Q1 2018
Debt #1	$2.35	$0.02	$0.00
Debt #2	$0.98	$0.01	$0.00
Debt #3	$0.80	$0.01	$0.00
Debt #4	$7.61	$0.11	$0.00
Debt #5	$0.77	$0.02	$0.01
Debt #6	$2.81	$0.03	$0.00
Debt #7	$1.43	$0.03	$0.03
Debt #8	$1.65	$0.01	$0.00
Debt #9	$0.90	$0.01	$0.00
Debt #10	$0.36	$0.01	$0.00
Debt #11	$0.31	$0.01	$0.00
Sub Total	$19.97	$0.27	$0.04
Prior CLO Debt Holdings			
Debt #12	$1.64	$0.01	$0.03
Debt #13	$1.60	$0.01	$0.00
Debt #14	$1.49	$0.01	$0.00
Debt #15	$1.00	$0.01	$0.00
Debt #16	$1.35	$0.00	$0.00
Debt #17	$0.28	$0.00	$0.00
Sub Total	$7.36	$0.04	$0.03
Total CLO Debt		$0.31	$0.07

(1)   The portfolio level data contained herein is audited and derived from the Company's March 31, 2018 unaudited financial statements, and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Dollar amounts in millions.

(2)   These Loan Accumulation Facilities have priced into a CLO and are not reflected in the March 31, 2018 Schedule of Investments.

CLO COLLATERAL CHARACTERISTICS[1][2]



	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
Number of unique underlying borrowers	1,295	1,253	1,213	1,197	1,172
Largest exposure to any individual borrower	0.98%	1.00%	0.90%	0.94%	1.00%
Average individual borrower exposure	0.08%	0.08%	0.08%	0.08%	0.09%
Exposure to ten largest underlying borrowers	6.28%	6.30%	6.51%	6.39%	6.93%
Aggregate indirect exposure to senior secured loans[3]	97.60%	97.79%	98.09%	97.94%	97.84%
Weighted average stated spread	3.59%	3.66%	3.71%	3.75%	3.85%
Weighted average credit rating of underlying collateral[4]	B+/B	B+/B	B+/B	B+/B	B+/B
Weighted average junior overcollateralization (OC) cushion	4.15%	4.20%	4.37%	4.22%	4.44%
Weighted average market value of underlying collateral	98.99%	98.54%	98.51%	98.43%	98.61%
Weighted average maturity of underlying collateral	5.2 years	5.2 years	5.2 years	5.2 years	5.1 years
US dollar currency exposure	99.76%	97.79%	100%	100%	100%

1. The information presented herein is on a look-through basis to the CLO equity and related investments (i.e., loan accumulation facilities) held by the Company as of March 31, 2018 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to the last month in the applicable period and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of the applicable month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, March 2018 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of the last month in the applicable period and this data may not be representative of current or future holdings.
2. The look-through information shown excludes the underlying collateral of 1 recent CLO investment (representing approximately 0.15% of the Fund's portfolio) as the information reported by that CLO's trustee is currently incomplete.
3. The Company obtains exposure in underlying senior secured loans indirectly through its investments in CLOs.
4. Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO equity or related investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com). This data includes underlying portfolio characteristics of the Company's CLO equity and loan accumulation facility portfolio.

OBLIGOR AND INDUSTRY EXPOSURES(1)(2)



Top 25 Underlying Obligors				Top 10 Industries of Underlying Obligors (3)	
	% of Total		% of Total		% of Total
Dell Inc	1.0%	Micro Focus	0.4%	Health care	7.5%
Asurion	0.7%	SS&C Technologies	0.4%	Technology	5.8%
Altice	0.7%	Royalty Pharma	0.4%	Telecommunications	5.8%
American Airlines	0.6%	Internet Brands	0.4%	Business equipment & services	5.5%
TransDigm	0.6%	Cable & Wireless	0.4%	Electronics/electrical	5.5%
First Data	0.6%	Air Medical Group	0.4%	Financial intermediaries	4.8%
CenturyLink	0.6%	Charter Communications	0.4%	Lodging & casinos	4.8%
Energy Future Holdings	0.6%	Travelport	0.4%	Radio & Television	4.8%
Numericable	0.5%	SolarWinds Inc	0.4%	Utilities	3.7%
WME/IMG Woldwide	0.5%	Red Ventures LLC	0.4%	Retailers (except food and drug)	3.2%
Avolon TLB Borrower 1 Luxembourg Sa rl	0.5%	Scientific Games	0.3%		
Caesars Entertainment Operating Company	0.5%	Endo Pharmaceutials	0.3%		
Albertsons	0.5%				
		Total	12.3%	Total	51.4%

1. The information presented herein is on a look-through basis to the CLO equity and related investments (i.e., loan accumulation facilities) held by the Company as of March 31, 2018 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to the last month in the applicable period and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of the applicable month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, March 2018 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of the last month in the applicable period and this data may not be representative of current or future holdings.
2. The look-through information shown excludes the underlying collateral of 1 recent CLO investment (representing approximately 0.15% of the Fund's portfolio) as the information reported by that CLO's trustee is currently incomplete.
3. Industry categories are based on the S&P industry categorization of each obligor as reported in CLO trustee reports to the extent so reported. Certain CLO trustee reports do not report the industry category of all of the underlying obligors and where such information is not reported, it is not included in the summary look-through industry information shown. Such unclassified obligors represent 4.68% of all underlying obligors. As such, the Fund's exposure to a particular industry may be higher than that shown if industry categories were available for all underlying obligors. In addition, certain underlying obligors may be re-classified from time to time based on developments in their respective businesses and/or market practices. Accordingly, certain underlying borrowers that are currently, or were previously, summarized as a single borrower in a particular industry may in current or future periods be reflected as multiple borrowers or in a different industry, as applicable.



Rating Distribution of Underlying Obligors (3)



Maturity Distribution of Underlying Obligors



1. The information presented herein is on a look-through basis to the CLO equity and related investments (i.e., loan accumulation facilities) held by the Company as of March 31, 2018 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to the last month in the applicable period and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of the applicable month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, March 2018 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of the last month in the applicable period and this data may not be representative of current or future holdings.

2. The look-through information shown excludes the underlying collateral of 1 recent CLO investment (representing approximately 0.15% of the Fund's portfolio) as the information reported by that CLO's trustee is currently incomplete.

3. Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO equity or related investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company. Such obligors are not shown in the graphs and, accordingly, the sum of the percentages in the graphs may not equal 100%. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com). This data includes underlying portfolio characteristics of the Company's CLO equity and loan accumulation facility portfolio.

COMPANY INFORMATION





Eagle Point Credit Company Inc.

20 Horseneck Lane

Greenwich, CT 06830

ICR (Media and Investor Relations)

IR@eaglepointcredit.com

(203) 340 8510